14049319

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8-67594

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgepoint Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 Park East Drive Suite 160
(No. and Street)

Beachwood (City) OH (State) 44122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Zucker 216-831-2430
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Rd., Suite 510 (Address) Independence (City) OH (State) 44131 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Zucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgepoint Capital Advisors LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas C. Zucker
Signature

President
Title

John F. Herubin
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN F. HERUBIN, Attorney
NOTARY PUBLIC - STATE OF OHIO
My commission has no expiration date.
Section 147.03 R. C.

Hobe&Lucas Certified Public Accountants, Inc.

EDGEPOINT CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013

EDGEPOINT CAPITAL ADVISORS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2013

CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

INDEPENDENT AUDITORS' REPORT

To the Member of
EdgePoint Capital Advisors, LLC
Beachwood, Ohio

Report on the Financial Statements

We have audited the accompanying financial statements of EdgePoint Capital Advisors, LLC which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness

of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EdgePoint Capital Advisors, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

February 11, 2014

EDGEPOINT CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Current Assets		
Cash and cash equivalents	$	137,163
Accounts receivable		23,885
Prepaid expenses and other receivables		16,384
Total Current Assets		177,432
Property and Equipment - At Cost		
Equipment		14,099
Furniture and fixtures		41,488
		55,587
Less: Accumulated depreciation		55,587
Net Property and Equipment		-
Other Assets		
Goodwill		28,750
Deposits		5,772
Total Other Assets		34,522
Total Assets	$	211,954

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Related party payable	$	5,614
Accrued expenses		750
Total Current Liabilities		6,364
Member's Equity		205,590
Total Liabilities and Member's Equity	$	211,954

See accompanying notes to financial statements.

EDGEPOINT CAPITAL ADVISORS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

Fee Income	$ 905,000
Operating Expenses	
Employee compensation and benefits	556,279
Occupancy	56,133
Other operating expenses	191,760
Total Operating Expenses	804,172
Income From Operations	100,828
Other Income	
Interest income	7
Interest expense	(98)
Total Other Income (Expense)	(91)
Net Income Before Income Tax Expense	100,737
Income Tax Expense	500
Net Income	$ 100,237

See accompanying notes to financial statements.

EDGEPOINT CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

Balance- January 1, 2013	$	367,353
Distributions		(262,000)
Net Income		100,237
Balance- December 31, 2013	$	205,590

See accompanying notes to financial statements.

EDGEPOINT CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows From Operating Activities		
Net income	$	100,237
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation		1,990
Changes in assets and liabilities:		
Increase in accounts receivable		(16,435)
Increase in prepaid expenses and other receivables		(10,303)
Decrease in payables		(28,476)
Decrease in other accrued expenses		(70,624)
Net Cash Used In Operating Activities		(23,611)
Cash Flows From Financing Activities		
Repayment of long-term debt		(7,417)
Member distributions		(262,000)
Net Cash Used In Financing Activities		(269,417)
Net Decrease in Cash and Cash Equivalents		(293,028)
Cash and Cash Equivalents - December 31, 2012		430,191
Cash and Cash Equivalents - December 31, 2013	$	137,163
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	98
Income taxes paid	$	8,000

See accompanying notes to financial statements.

EDGEPOINT CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1 - NATURE OF OPERATIONS

EdgePoint Capital Advisors, LLC (the Company) is registered with the United States Securities and Exchange Commission as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA). The Company acts as an advisor on merger and acquisition transactions to privately held entities and is registered in various states.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of EdgePoint Capital Advisors, LLC is presented to assist in understanding the Company's operations and financial position. The financial statements and notes are representations of the Company's member who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Credit Risk
The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced nor does it expect any losses in such accounts.

Accounts Receivable
Accounts receivable are uncollateralized customer obligations due under normal trade terms which are stated at the amount billed to the customer. Management reviews all accounts receivable balances past due and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2013, there was no allowance deemed necessary.

Fixed Assets
Fixed assets are recorded at cost and include additions and improvements that extend the useful lives of the assets. Maintenance, repairs and renewals, which neither materially add to the value of the property nor appreciably prolong its life, are charged to expense as incurred.

Depreciation expense is calculated on the straight line method over the estimated useful lives of the respective assets as follows:

Office furniture and fixtures	5 years
Computer equipment	3 years

Depreciation expense for the year ended December 31, 2013 was $1,990.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of 90 days or less to be cash equivalents.

NOTE 3 - GOODWILL

The Company has recorded goodwill related to a previous acquisition. Goodwill must be tested at least annually for impairment. Management of the Company has tested the goodwill for impairment and has determined that no impairment has occurred for the year ended December 31, 2013.

NOTE 4 - DEFINED CONTRIBUTION PLAN

The Company, as part of a controlled group, participated in a defined contribution retirement plan that is sponsored by an affiliate. Expenses of the plan are allocated under the expense sharing agreement (see note 5). The plan covers all employees of the Company. The Company may contribute a discretionary amount as determined by the members. Such contribution, if any, shall be allocated to participants in proportion to each participant's compensation. For the year ended December 31, 2013, the Company made contributions of $ -0- to the plan.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has a formal expense sharing agreement with an affiliate. The agreement provides that certain non-regulatory expenses, such as rent, payroll and office expenses, be paid by the affiliate on behalf of the Company. The agreement also provides a formula to determine how these expenses will be allocated between the parties. Payments are made to the affiliate to cover these expenses monthly. Payments to the affiliate for these expenses for the year ended December 31, 2013 were $520,431; $5,614 was due to the affiliate at December 31, 2013.

NOTE 6 - INCOME TAXES

The Company is not a taxpaying entity for federal and state income tax purposes although the Company is subject to local income taxes. On the federal and state level, income from the Company is taxed to the member at his individual income tax rates. Accordingly, there is no provision for federal or state income taxes.

Reporting periods ending after December 31, 2011 are subject to examination by taxing authorities.

NOTE 7 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, EdgePoint Capital Advisors, LLC had net capital of $130,799, which was $125,799 in excess of its required net capital of $5,000. EdgePoint Capital Advisors, LLC's ratio of aggregate indebtedness to net capital was 5%.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 11, 2014, the date the financial statements are available for issue.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

EDGEPOINT CAPITAL ADVISORS, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Net Capital		
Member's Equity From Statement of Financial Condition	$	205,590
Non-allowable assets:		
Accounts receivable		23,885
Deposits		5,772
Prepaid expenses and other receivables		16,384
Goodwill		28,750
		74,791
Net Capital	$	130,799
Aggregate Indebtedness	$	6,364
Computation of Basic Net Capital Requirement		
6-2/3% of aggregate indebtedness	$	424
Minimum Required Net Capital	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	125,799
Ratio of Aggregate Indebtedness to Net Capital		5%

Additional Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences in the computation of net capital above with Form X-17A-5, Part II-A as of December 31, 2013.

See accompanying notes to financial statements.

EDGEPOINT CAPITAL ADVISORS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

The Company is not required to present the schedule "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Member of
EdgePoint Capital Advisors, LLC
Beachwood, Ohio

In planning and performing our audit of the financial statements of EdgePoint Capital Advisors, LLC for the year ended December 31, 2013, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Hobe & Lucas
Certified Public Accountants, Inc.

February 11, 2014